

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 29, 2010

Kent W. Hackamack
Vice President of Finance and Treasurer
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301

> **RE: Titan International, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File No. 1-12936**

Dear Mr. Hackamack:

We have reviewed your response letter filed on April 12, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010


<u>General</u>

1. Comments regarding your confidential treatment request will be sent under separate cover. Please note that to the extent applicable, in future filings you should indicate in the exhibit index of your periodic report that certain portions of exhibits 10.1, 10.2 and 10.3 have been omitted based upon a request for confidential treatment. You also should note that the non-public information has been filed with the Commission.


DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 29, 2010


<u>Risk Relating to Employee Compensation Policies and Practices, page 12</u>

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please supplementally describe the process you undertook to reach the conclusion that the risks

relating to the company's compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Compensation Discussion and Analysis, page 14

Compensation Committee Background, page 16

3. In comment five of our letter dated February 24, 2010, we had asked that in your future filings you discuss in reasonable detail all of the elements analyzed by the compensation committee in making compensation decisions, and that you refrain from making general statements such as "[a]ll members of the Compensation Committee are on other corporate boards" in light of your disclosure that only one of your directors, Mr. Quain, sits on another corporate board. As set forth in the first paragraph of your disclosure, you continue to make such statements without elaborating on the factors or elements informing the compensation committee's decisions. In future filings, please revise your disclosure accordingly.

Bonus, page 17

4. In comment seven of our letter dated February 24, 2010 we stated that to the extent that the bonus award to a named executive officer is not merely a subjective determination of the compensation committee, your disclosure would need to describe in reasonable detail the specific accomplishments of each named executive officer influencing the committee's decision with respect to the year in which reported compensation was paid. However, your disclosure with respect to the bonus awards granted to Mr. Hackamack and Ms. Holley continues to be broad and does not specify any elements of performance considered by the CEO in proposing such bonuses, or discuss how the compensation committee arrived at its decision to award a lower bonus amount than that proposed by the CEO. Please revise your disclosure in your future filings to provide the investors with additional insight into the compensation committee's decision-making process.

Potential Payments on Change of Control, page 20

5. On page 21 you disclose that if the executive terminates his or her employment agreement because of a change in control, the executive will receive, among other things, 100% of his or her base salary or adjusted base salary for the remaining employment term. Please tell us what the cash compensation values in the tabular disclosure at the end of page 21 represent, and how they were derived.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief